UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               MEMRY CORPORATION
            -------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)


                                   586066102
            -------------------------------------------------------
                                 (CUSIP Number)


                     Mr. James G. Binch, MEMRY CORPORATION
                57 Commerce Drive, Brookfield, Connecticut 06804
                                 (203) 740-7311
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 22, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 10

                                                             Page 1 of 11 Pages

                                  SCHEDULE 13D
CUSIP No. 586066102                                          Page 2 of 11 Pages

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harbour Holdings Limited Partnership
                  06-1391366

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  00

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7        SOLE VOTING POWER
                  2,328,401

         8        SHARED VOTING POWER
                  0

         9        SOLE DISPOSITIVE POWER
                  2,328,401

        10        SHARED DISPOSITIVE POWER
                  0

        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  2,328,401

        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*
                                                                            [ ]

        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.5%

        14        TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 586066102                                          Page 3 of 11 Pages

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harbour Investment Corporation
                  06-1366302

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  00

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7        SOLE VOTING POWER
                  2,328,401

         8        SHARED VOTING POWER
                  0

         9        SOLE DISPOSITIVE POWER
                  2,328,401

        10        SHARED DISPOSITIVE POWER
                  0

        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  2,328,401

        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*
                                                                            [ ]

        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.5%

        14        TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 586066102                                          Page 4 of 11 Pages

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  James G. Binch
                  ###-##-####

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  00

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7        SOLE VOTING POWER
                  2,648,401

         8        SHARED VOTING POWER
                  0

         9        SOLE DISPOSITIVE POWER
                  2,648,401

        10        SHARED DISPOSITIVE POWER
                  0

        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  2,648,401

        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*
                                                                            [ ]

        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.4%

        14        TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 5 of 11 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.

     The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Memry Corporation, a Delaware corporation (the "Issuer"), which maintains its principal executive offices at 57 Commerce Drive, Brookfield, Connecticut 06804. All holdings reported herein have been adjusted to give effect to a one-for-ten reverse stock split effected by the Issuer on August 8, 1994.

Item 2.  Identity and Background.

     This statement is being filed by the following entities and individual: (i) Harbour Holdings Limited Partnership, a Connecticut limited partnership ("Harbour Holdings"), which is engaged in the principal business of acquiring and holding the securities of Memry Corporation and other entities for investment purposes and which conducts its principal business and maintains its executive offices at 1281 Main Street, Stamford, Connecticut 06902, (ii) Harbour Investment Corporation, a Delaware corporation ("Harbour Investment"), which is engaged in the principal business of being Harbour Holdings' managing general partner and providing management and consulting services to Harbour Holdings and other entities, and which conducts its principal business and maintains its executive offices at 1281 Main Street, Stamford, Connecticut 06902, and (iii) James G. Binch, an individual whose present principal occupation is serving as the President, Chairman of the Board, CEO and Treasurer of the Issuer and whose business address is c/o Memry Corporation, 57 Commerce Drive, Brookfield, Connecticut 06804. Mr. Binch, a Canadian citizen, is also the President, CEO and sole shareholder of Harbour Investment. Mr. Binch is the only individual for whom information is required to be given by General Instruction C to Schedule 13D with respect to both Harbour Holdings and Harbour Investment. From time to time hereinafter Harbour Holdings, Harbour Investment and Mr. Binch are collectively referred to as the "Reporting Persons."

     During the last five years none of Harbour Holdings, Harbour Investment or Mr. Binch (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                             Page 6 of 11 pages


Item 3.  Source and Amount of Funds or Other Consideration.

     Harbour Holdings acquired an additional 1,484,426 shares of Common Stock on May 22, 1995. These shares were not purchased but rather were issued to Harbour Holdings as a result of the agreement of Harbour Holdings, pursuant to a Letter Agreement, dated May 22, 1995, between Harbour Holdings and the Issuer (the "Letter Agreement"), (i) to convert 124 shares of Series A Preferred Stock, par value $100 per share (the "Series A Preferred Stock"), and 250 shares of Series B Preferred Stock, par value $100 per share (the "Series B Preferred Stock"), into 424,426 shares of Common Stock and 312,500 shares of Common Stock, respectively (the "Preferred Stock Conversion"), and (ii) to accept the issuance to it of 747,500 shares of Common Stock as payment in full of $598,000 of accrued, declared and unpaid dividends (the "Accrued Dividends") with respect to the Series A Preferred Stock and the Series B Preferred Stock.

Item 4.  Purpose of Transaction.

     Harbour Holdings agreed to effect the Preferred Stock Conversion in order to induce the investment by third parties in a new Series G Preferred Stock, par value $100 per share (the "Series G Preferred Stock") of the Issuer, as to which the Series A Preferred Stock and the Series B Preferred Stock would have been senior in right were they not converted prior to the issuance of shares of the Series G Preferred Stock. After the Preferred Stock Conversion, as no shares of Series A Preferred Stock or Series B Preferred Stock remained outstanding, the Issuer filed a Certificate with the Delaware Secretary of State on July 13, 1995 to eliminate from the Issuer's Certificate of Incorporation references to both the Series A and the Series B Preferred Stock. Furthermore, due to the Issuer's inability to pay the Accrued Dividends to Harbour Holdings in cash, Harbour Holdings agreed to the issuance to it of 747,500 shares of Common Stock as payment in full. The Preferred Stock Conversion and the aforementioned stock issuance were effected pursuant to the Letter Agreement.

     Harbour Holdings currently intends to hold the Shares for investment purposes. None of Harbour Holdings, Harbour Investment or Mr. Binch has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, (e) any

                                                             Page 7 of 11 Pages

material change in the present capitalization or dividend policy of the Issuer, other than attempts by Mr. Binch, in his capacity as an officer and/or director of the Issuer, to raise capital for the Issuer through the sale of additional equity securities, (f) any other material changes in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities' association, (i) a class of equity securities of the Issuer becoming eligible for termination pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above. Mr. Binch is, as stated earlier, the President, Chairman of the Board, Chief Executive Officer and Treasurer of the Issuer, however, and the foregoing sentence should not be interpreted as a statement that Mr. Binch, in his capacity as an officer and director of the Issuer, would not cause any such action to be taken if, at some time in the future, it were in the best interests of the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (a) Harbour Holdings and Harbour Investment as Harbour Holding's managing general partner beneficially own, as of the date hereof, the following securities of the Issuer:

          (i) 1,964,765 shares of Common Stock; and

          (ii) warrants to purchase up to 363,636 shares of Common Stock at a purchase price of $7.40 per share (the "Warrants") at any time on or before October 11, 1996.

     If on the date hereof Harbour Holdings were to exercise in full the Warrants, both Harbour Holdings and Harbour Investment would own 2,328,401 shares of Common Stock, or approximately 27.5% of the currently issued and outstanding Common Stock.

     In addition to his beneficial ownership as the sole director, officer and shareholder of Harbour Investment of the shares of Common Stock and Warrants set forth above, Mr. Binch beneficially owns, as of the date hereof, options which may be exercised to purchase 240,000 shares of Common Stock at a per share exercise price of $4.40 (the "Options"). The Options were granted to him by the Issuer on September 24, 1993, subject to stockholder approval, which was subsequently obtained, pursuant to the Issuer's Stock Option Plan. If on the date hereof Harbour Holdings were to exercise in full the Warrants and Mr. Binch were to exercise in full the Options, Mr. Binch would beneficially own 2,648,401 shares

                                                             Page 8 of 11 Pages

of Common Stock, or approximately 30.4% of the currently issued and outstanding Common Stock.

     None of Harbour Holdings, Harbour Investment or Mr. Binch owns or has the right to acquire any shares of the Issuer's Common Stock, except for its beneficial ownership of the shares of Common Stock reported above, the Options, the Warrants, and the shares of Common Stock which can be acquired upon the exercise of the Warrants or the Options.

     (b) Harbour Holdings, Harbour Investment as its managing general partner, and Mr. Binch, as the sole director and officer of Harbour Investment, share the sole power to vote, and the sole power to dispose of, all shares of Common Stock which Harbour Holdings presently beneficially owns.

     (c) Except for the signing of the Letter Agreement and the consummation of the transactions contemplated thereby, none of Harbour Holdings, Harbour Investment or Mr. Binch has effected any transactions in the Issuer's Common Stock from the period from the sixtieth day prior to the transaction reported hereby to the date hereof.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, the Options, the Warrants or the Common Stock for which the Warrants or the Options may be exercised.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the provisions of Section 3 of a letter, dated March 6, 1990, from Trinity Capital Corporation, a Connecticut corporation ("Trinity"), to the Issuer (the "First Foreign Investor Letter"), Trinity agreed that it would not, without the prior written consent of Stephen Fisher (then President of the Issuer), purchase any equity securities of the Issuer if such purchase would cause Trinity to directly own more than 50% of the Common Stock on a fully-diluted basis. The provisions of said Section 3 do not apply to any purchaser from, or successor or assign of, Trinity, other than an affiliate of Trinity. It is possible that Harbour Holdings could be deemed to be an affiliate of Trinity.

                                                             Page 9 of 11 Pages

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, other than those contained in the First Foreign Investor Letter.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement among the reporting persons, pursuant to Rule 13d-1(f) under the Securities Exchange Act.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



8/28/95                                     /s/ JAMES G. BINCH
- -------                                     -----------------------------------
Date                                        JAMES G. BINCH



                                            HARBOUR INVESTMENT CORPORATION

                                            By: /s/ JAMES G. BINCH
                                                -------------------------------
                                                Name: James G. Binch
                                                Title: President



                                            HARBOUR HOLDINGS LIMITED PARTNERSHIP


                                            By: Harbour Investment Corporation,
                                                its general partner

                                            By: /s/ JAMES G. BINCH
                                                -------------------------------
                                                Name: James G. Binch
                                                Title: President

                                                            Page 10 of 11 Pages

                                 EXHIBIT INDEX

                                                                    Sequential
Exhibit No.                 Description of Document                 Page Number
- -----------                 -----------------------                 -----------

1                             Joint Filing Agreement                     11